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June 9, 2010 VIA EDGAR AND FEDERAL EXPRESS Ms. Mary Beth Breslin Senior Attorney United States Securities and Exchange Commission Division of Corporation Finance	FIRM / AFFILIATE OFFICES
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File No. 025681-0038

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Advanced Micro Devices, Inc.
Form 10-K for the fiscal year ended December 26, 2009
Filed February 19, 2010
File No. 001-07882

Dear Ms. Breslin:

On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), we are hereby responding to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 28, 2010 relating to the above-referenced filing. We are responding to the Staff’s comments on behalf of AMD, as set forth below. The Staff’s comment is set forth below in bold and AMD’s response follows the Staff’s comment.

Item 11. Executive Compensation, page 135

1.	We note your response to our prior comment 10, but it is unclear what substantive process the working group, management and outside advisors undertook to determine that your “compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company.” Specifically, how did your “review of the risk factors and mitigators of [your compensation ] policies and practices and …internal controls” lead to this conclusion.” What risk factors, mitigators, internal controls and specific elements of your compensation policies and practices were considered? Please expand your response to advise.

June 9, 2010

Response:

In response to the Staff’s comment, the Company advises that the Company’s working group reviewed each of the Company’s compensation programs and practices to identify any factors of such programs which might pose potential risk and any mitigating or controlling factors which would balance these potential risks in order to determine whether or not the Company had any compensation policies and practices for employees that could create risks that would reasonably likely have a material adverse effect on the Company. Although the working group reviewed all compensation programs, it focused on the incentive programs, including its annual incentive plan and sales incentive plan, as well as equity incentive plan awards, due to the potential that these compensation programs could encourage short-term performance and encourage risk taking behavior over longer-term goals.

In reaching its conclusion that the Company’s compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on the Company, the working group considered the following:

•

Although the annual incentive plan, individual bonus arrangements and sales bonus plans all could encourage short-term performance over longer-term goals, that possibility is mitigated by the following factors: (i) the financial metrics which drive these incentive arrangements are aligned with the Company’s business plan and are Company-wide financial metrics (e.g., operating income and contribution margin), which means that an individual employee has limited ability to impact the outcome; (ii) multiple internal controls and approval processes exist to prevent manipulation of outcomes; (iii) executives’ short-term opportunities are balanced by long-term equity incentives; (iv) the approval process for payments does not allow an individual employee to influence the determination; (v) payments are approved and made at the discretion of the applicable employee’s manager, or in the case of the Company’s officers, the Compensation Committee; and (vi) incentive opportunities are capped.

•

Although the equity plan could also create incentives for employees to focus on short-term stock price in connection with the grant and/or vesting of awards, that possibility is balanced by: (i) awarding a combination of options and restricted stock units; (ii) making grants at predetermined quarterly grant dates, thereby allowing options to be priced throughout the year and resulting in option grants that in the aggregate reflect less volatility; (iii) applying a three-year vesting schedule where the vesting dates tend to coincide with earnings releases; and (iv) officers and board members being subject to stock ownership guidelines.

Additionally, the working groups’ analysis included a determination that the Company’s balanced approach to compensation, using a mix of cash and equity and annual and long-term incentives, as well as performance metrics, also balanced out any incentives which could possibly create incentives to take unnecessary risks.

As discussed in our prior response, the working group presented its analysis and assessment of these matters to management and the Compensation Committee, which concurred in this analysis and assessment.

June 9, 2010

******

As requested in the Staff’s letter, the Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese
of LATHAM & WATKINS LLP

cc:	Thomas J. Seifert, Advanced Micro Devices, Inc.